

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 18, 2009

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re: Pressure BioSciences, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-21615**

Dear Mr. Schumacher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief